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                              December 7, 2021

       Gye E. Choi
       Chief Executive Officer
       Link Group International Inc
       3255 Lawrenceville RD P-147
       Suwanee, GA 30024

                                                        Re: Link Group
International Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 12,
2021
                                                            File No. 024-11370

       Dear Mr. Choi:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amended Offering Statement on Form 1-A

       Dilution, page 14

   1.                                                   Please present
historical and pro forma net tangible book value information as of the date of the latest balance
sheet included in the filing.
       Financial Statements, page F-1

   2. If your financial statements for the fiscal year ended December 31, 2020 are audited, please provide the
auditor's report and associated consent. Otherwise, label these financial statements as
"unaudited." Refer to Part F/S(b)(2) and Item 17.11 of Form 1-A.
 Gye E. Choi
FirstName
Link GroupLastNameGye     E. Choi
           International Inc
Comapany7,
December  NameLink
             2021     Group International Inc
December
Page 2    7, 2021 Page 2
FirstName LastName
       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services